Exhibit 99.1

News Release

Paul Goodson

Investor Relations

Tel: (510) 204-7270

XOMA Reports 2005 Results

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Significant Revenue Growth and Other Key Milestones Attained in 2005

Berkeley, CA – March 8, 2006 — XOMA Ltd. (NASDAQ: XOMA), a leader in the discovery and development of antibody therapeutics for cancer and immunological disorders, today announced its results for the quarter and full year ended December 31, 2005.

Total revenues in 2005 were $18.7 million, compared with $3.7 million in 2004. The increase was due to several factors, including increases in royalty revenues from the sale of Genentech, Inc.’s (NYSE: DNA) RAPTIVA®, revenues from our arrangements with Genentech, Chiron Corporation (NASDAQ: CHIR) and the National Institute of Allergy and Infectious Diseases (NIAID), and upfront and milestone payments related to the out-licensing of our products and technologies, and other collaborative arrangements.

Operating expenses in 2005 were $54.7 million compared with $81.8 million in 2004. The reduction in expense was principally due to a reduction in spending on MLN2222, reduced spending as a result of the termination of our collaboration with Alexion Pharmaceuticals, Inc. (NASDAQ: ALXN) and reduced spending on RAPTIVA® following the restructuring of our collaboration arrangement with Genentech. These reductions were partially offset by increased spending on our collaboration arrangements with Chiron, Aphton Corporation (NASDAQ: APHT), Lexicon Genetics (NASDAQ: LEXG), and our R&D work for NIAID.

Net income was $2.8 million or $0.03 per share for the fiscal year ended December 31, 2005, compared with a net loss of $78.9 million or $0.93 per share for the year ended December 31, 2004. The improvement in net income was primarily a result of the restructuring of our Genentech arrangement and subsequent extinguishment of our obligation to pay $40.9 million under a development loan from Genentech, which was recorded as a gain on extinguishment of debt in 2005.

Cash, cash equivalents and short-term investments at December 31, 2005 were $43.5 million, compared with $24.3 million at December 31, 2004. This $19.2 million increase primarily reflects net proceeds from our convertible debt financing of $56.4 million and the drawdown on our Chiron loan facility of $12.4 million, offset by cash used in operations of $44.2 million, cash used in capital investing activities of $4.8 million and cash used in other financing activities of $0.4 million.

A more detailed discussion of the financials is provided below and in XOMA’s 10-K filing.

“I am pleased with the progress we made in 2005 in demonstrating the power of our business model and our goals of moving the company towards profitability, broadening the product pipeline, and reducing our financial and development risk,” said John L. Castello, President, Chairman and CEO of XOMA. “In addition to the growth of RAPTIVA® sales for psoriasis in the US, Genentech’s international partner Serono, S.A. continues to gain approval in more countries and is growing international sales. Our oncology collaboration with Chiron yielded the commencement of clinical trials for CHIR-12.12 in two indications, and we initiated a collaboration with Lexicon. Our strategy utilizing our manufacturing assets to generate revenue resulted in two significant contracts. During the year, we also made important progress on our own internal development programs, including those for BPI and an exciting new compound, XMA 005.2.”

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Key 2005 events

•	Effective January 1, 2005, XOMA restructured its RAPTIVA® arrangement with Genentech, replacing its US profit and loss sharing arrangement with a royalty on sales. As part of the restructured arrangement, Genentech discharged XOMA’s $40.9 million long-term note obligation, which XOMA recognized as gain on extinguishment of debt in 2005. As a result, RAPTIVA® became immediately profitable for XOMA beginning in the first quarter of 2005. Total worldwide sales of RAPTIVA® were $112.7 million in 2005, compared to $57.3 million in 2004, its first full year following US FDA approval.

•	In February, XOMA completed a $60.0 million convertible senior notes financing to qualified institutional buyers. The company continues to believe that it has sufficient cash resources to meet its net cash needs through at least the end of 2008. However, any significant revenue shortfalls, increases above planned spending or development programs, lower sales of RAPTIVA®, additional licensing arrangements, collaborations or financing arrangements could potentially shorten or extend this period.

•	Final results of a three-year study of RAPTIVA® in moderate-to-severe plaque psoriasis patients, which were presented at the American Association of Dermatologists meeting in February, provided additional confirmation of the long-term safety and continued treatment benefit of the product. XOMA’s royalty arrangement covers RAPTIVA® sales for this and all indications worldwide.

•	In March, XOMA announced that it was awarded a $15 million, 18-month contract from NIAID to produce three botulinum neurotoxin monoclonal antibodies designed to protect U.S. citizens against the harmful effects of biological agents used in bioterrorism. This project will be 100% funded with Federal funds from NIAID under Contract No. HHSN266200500004C.

•	In April of 2005, we announced the initiation of a Phase I study for patients with advanced chronic lymphocytic leukemia under our previously announced multi-product antibody development and commercialization agreement with Chiron. Then in October of 2005, we initiated a second Phase I study for patients with multiple myeloma. CHIR- 12.12 is an anti-CD40 antagonist antibody intended as a treatment for B-cell malignancies. This antibody has a dual mechanism of action blocking a tumor cell growth and survival signal as well as recruiting immune effector cells to kill tumor cells.

•	In June, XOMA completed a license to Merck & Co., Inc. (NYSE: MRK) to use XOMA’s Bacterial Cell Expression technology for phage display with potential use in the discovery of antibody products. Merck was also granted an option to use XOMA’s BCE technology to manufacture antibodies. XOMA received an access fee and will receive milestone payments and royalties on future sales of any products subject to the license.

•	Also in June, XOMA and Lexicon formed a collaboration to jointly develop and commercialize antibody drugs for certain targets discovered by Lexicon. The collaboration is designed to combine Lexicon’s target discovery and biotherapeutics capabilities with XOMA’s antibody generation, process development and manufacturing expertise to accelerate the development and commercialization of novel therapeutic antibodies. Costs and profits are allocated 65% to Lexicon and 35% to XOMA.

•	In September, XOMA announced that it had established a strategic manufacturing relationship with Cubist Pharmaceuticals (NASDAQ: CBST), with the initial goal of manufacturing a two antibody product for Cubist’s Phase III trials of its HepeX-B™ biologic.

•	In November, XOMA and Affitech AS of Norway signed an antibody collaboration and cross-license agreement for the development of antibody products using Affitech’s phagemid display-based Breitling antibody libraries, CBAS™ technology and the AffiScreen™ high-

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throughput screening system. As part of the agreement Affitech will also build patient-derived libraries for XOMA and discover new antibodies against XOMA targets using Affitech’s patient libraries.

Key events of early 2006

•	In February, XOMA announced that $60 million of the Company’s 6.5% Convertible Senior Notes, or 100% of the total outstanding, were tendered in exchange for $60 million of 6.5% Convertible SNAPSsm. The company also issued $12 million of additional Convertible SNAPSsm. Due to investor demand, the size of the offering was increased from $10 million to $12 million and the public offering price was set at 104% of principal.

Financial Discussion

Revenues

Total revenues for 2005 were $18.7 million compared with $3.7 million in 2004. License and collaborative fees revenues were $5.1 million in 2005 compared with $3.6 million in 2004. Contract and other revenues were $7.4 million in 2005, compared with $0 in 2004, reflecting the contribution of fees from our service arrangements with NIAID, Genentech and Chiron. The $10.0 million upfront payment received from Chiron related to our collaboration agreement in oncology that was initiated in February of 2004 is being recognized as revenue over the five year expected term of the agreement. Royalties in 2005 totaled $6.2 million compared to $0.1 million in 2004, reflecting the contribution from a full year of RAPTIVA® sales.

Revenues for the next several years will be largely determined by the timing and extent of royalties generated by worldwide sales of RAPTIVA® and by the establishment and nature of future manufacturing, out-licensing and collaboration arrangements.

Expenses

In 2005, research and development expenses were $39.9 million, compared with $49.8 million in 2004. The $9.9 million decrease in 2005 primarily reflects reduced spending on MLN2222 announced in October 2004, reduced spending due to the termination of the Alexion collaboration in the second quarter of 2005, reduced spending on RAPTIVA® following the restructuring of our collaboration arrangement with Genentech in January 2005, as well as reduced spending on XMP.629 and other proprietary new product developments through the year. These reductions were partially offset by increased spending on our collaboration arrangements with Chiron, Aphton and Lexicon, our research and development work for NIAID, and our internal development of XMA005.2. In 2005, general and administrative expenses were $14.8 million compared with $15.6 million in 2004.

Collaborative arrangement expenses were zero in 2005 following the restructuring of our agreement with Genentech. In 2004, these expenses, which related exclusively to RAPTIVA®, were $16.4 million. These amounts reflect XOMA’s 25% share of commercialization costs for RAPTIVA® in excess of Genentech’s revenues less cost of goods sold, research and development cost sharing adjustments, and royalties on sales outside the US. Because of the restructuring of the arrangement with Genentech, from 2005 forward, XOMA will not share in operating costs or R&D expenses relating to this product, but will receive royalties on worldwide sales.

Long-term Debt

At December 31, 2005, XOMA’s balance sheet showed $60.0 million of 6.5% convertible senior notes due in 2012 and $12.4 million of long term debt to Chiron. The long term debt to Chiron represents XOMA’s draw down of a $50 million loan facility established to facilitate XOMA’s participation in its oncology collaboration with Chiron.

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Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at December 31, 2005 were $43.5 million, compared with $24.3 million at December 31, 2004. This $19.2 million increase primarily reflects net proceeds from our convertible debt financing of $56.4 million and the drawdown on our Chiron loan facility of $12.4 million, offset by cash used in operations of $44.2 million, and cash used in capital investing activities of $4.8 million.

Product Highlights

RAPTIVA® (Efalizumab): Collaboration with Genentech

RAPTIVA® was developed in the US through a partnership between Genentech and XOMA, and received FDA approval in October of 2003 as the first FDA-approved biologic therapy to provide continuous control of chronic moderate-to-severe plaque psoriasis in adults age 18 or older who are candidates for systemic therapy or phototherapy. Patients can self-administer the drug as a single, once weekly subcutaneous injection after training by a healthcare professional.

Genentech has been marketing RAPTIVA® in the United States since November of 2003. Outside the United States and Japan, RAPTIVA® is sold by Serono, which announced in October of 2004 that it had received European Commission Marketing Authorization for RAPTIVA® in patients with moderate-to-severe chronic plaque psoriasis for whom other systemic treatments or phototherapy have been inadequate or inappropriate. By the end of 2005, Serono had launched RAPTIVA® in over forty countries worldwide.

Genentech management has informed XOMA that it has decided not to purse the previously announced clinical trial for RAPTIVA® in atopic dermatitis.

Oncology Therapeutic Antibodies Program: Collaboration with Chiron

In March of 2004, Chiron and XOMA announced a worldwide, exclusive, multiple product collaboration agreement to develop and commercialize antibody products for the treatment of cancer. Under the agreement, the companies will jointly research, develop, and commercialize multiple antibody product candidates, sharing development and commercialization expenses, as well as revenues, generally on a 70-30 basis, with XOMA’s share being 30 percent. Financial terms included an initial payment to XOMA of $10 million and a loan facility of up to $50 million to fund up to 75 percent of XOMA’s share of development expenses. Chiron’s profit share is subject to a limited upward adjustment, which in turn may be reduced if XOMA achieves certain milestones or if Chiron elects to extend the program.

CHIR-12.12 is the first product candidate selected under our agreement with Chiron. CHIR 12.12 is an anti-CD40 antagonist monoclonal antibody intended as a treatment for B-cell malignancies. This antibody has a dual mechanism of action blocking a tumor cell growth and survival signal as well as recruiting immune effector cells to kill tumor cells. In April of 2005, we announced the initiation of Phase I study for patients with advance chronic lymphocytic leukemia (“CLL”). In October of 2005, we initiated a second Phase I study for patients with multiple myeloma (“MM”).

Metabolic Disease Target with Lexicon

In June of 2005, XOMA completed a cost and profit sharing agreement with Lexicon under which Lexicon provides scientifically validated antibody targets and XOMA discovers and develops antibodies against those targets. The initial focus of the collaboration is a metabolic disease target, which is a secreted protein involved in metabolic functions such as insulin sensitivity and weight gain, and was identified through Lexicon’s Knockout Technology. Antibodies to this target may be developed to treat Type 2 diabetes, obesity and other metabolic diseases. XOMA’s share of costs and future profits in this collaboration is 35%.

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BPI Program: NEUPREX®

NEUPREX® is an injectible formulation of rBPI21, a modified recombinant fragment of human bactericidal/permeability-increasing protein (“BPI”). BPI is a human host-defense protein made by a type of white blood cell that is involved in the body’s defenses against microbial infection.

In October of 2003, in conjunction with Children’s Medical Center Dallas, we announced the initiation of an open-label, single center, dose escalation, investigator-sponsored, Phase I/II clinical trial of NEUPREX® in pediatric patients with congenital heart abnormalities requiring open heart surgery associated with cardiopulmonary bypass. The study is investigating dosing, efficacy endpoints and safety to assess the potential for conducting larger, additional studies.

The safety profile of NEUPREX® continues to be an attractive clinical feature evidenced by ongoing investigator-sponsored studies. Several clinical investigators plan to conduct studies in other target indications including burn injury and allogeneic hematopoietic stem cell transplant (“HSCT”). The HSCT studies may provide proofs of concept for acute radiation syndrome for possible biodefense application. We have previously tested NEUPREX® in clinical trials for several infectious and inflammatory conditions including meningococcemia and are evaluating future options for developing the product in multiple indications

In Europe, we submitted an application to the European Medicines Agency (“EMEA”) for orphan drug designation in meningococcal disease.

XMA005.2

XMA005.2 is a high-affinity, Human Engineered™ monoclonal antibody with potent inhibitory activity against its inflammatory target. We are currently evaluating XMA005.2 in preclinical studies. Possible indications include osteoarthritis and rheumatoid arthritis. We plan to start clinical testing for XMA005.2 in the first half of 2007.

MLN2222: Collaboration with Millennium Pharmaceuticals, Inc.

In December of 2003, we announced the initiation of a Phase I clinical program for MLN2222, a complement inhibitor for coronary artery bypass graft surgery, targeting vascular inflammation associated with such surgery, to evaluate its safety, tolerability, pharmacokinetic and pharmacodynamic properties. In October of 2004, we announced the amendment of our agreements with Millennium Pharmaceuticals, Inc. (NASDAQ: MLNM) whereby Millennium assumed responsibility for all development work and expenses for MLN2222 upon initiation of Phase II testing. We have now completed a Phase I trial of MLN2222 and have transferred the relevant clinical data from the Phase I trial to Millennium. We are obligated to continue to provide quantities of bulk drug substance and services requested and paid for by Millennium for future clinical trials. We will be entitled to receive an undisclosed royalty on future net sales of MLN2222, as well as payments related to the achievement of certain clinical and regulatory milestones.

Anti-gastrin Mab with Aphton

In September of 2004, we announced a worldwide collaboration to develop treatments for gastrointestinal (“GI”) and other gastrin-sensitive cancers using anti-gastrin monoclonal antibodies. Antibodies to be developed under the collaboration will bind and neutralize the hormone gastrin 17 that is believed to be involved in tumor progression in GI cancers. Gastrin expression and the appearance of gastrin receptors have been associated with increasing malignant characteristics of GI tumors and with poorer prognostic outcomes. Specifically, gastrin has been shown to be involved in the progression of colorectal, stomach, liver and pancreatic cancers and inhibiting gastrin may inhibit such growth.

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ING-1 Licensed to Triton

ING-1 is a Human Engineered™ monoclonal antibody developed by us to specifically target tumor cells in adenocarcinoma patients. ING-1 antibodies bind with high affinity to the Ep-CAM antigen and recruit host immune cells to kill the cancer cell. We have completed three Phase I clinical studies of ING-1, testing both intravenous and subcutaneous formulations in patients with advanced or refractory adenocarcinomas.

In October of 2004, we entered into an agreement with Triton BioSystems, Inc. under which Triton has in-licensed the exclusive worldwide right to use the ING-1 monoclonal antibody with Triton’s Targeted Nano-Therapeutics™ (“TNT™”) System. The TNT™ System is an innovative product that ablates tumors by using tiny magnetic spheres delivered, to the tumor, systemically with antibodies and heated by means of a magnetic field directed to the tumor. The combination of the ING-1 antibody with the TNT™ System is intended to create a novel, highly selective, safe, and effective treatment for adenocarcinomas, such as breast, colorectal, lung, ovary and prostate. ING-1 remains available for licensing outside the field covered by the Triton license.

XMP.629 for acne

Despite previous positive preclinical and Phase I studies, preliminary results of a Phase II trial with XMP.629 gel in 262 mild-to-moderate acne patients showed an inconclusive clinical benefit of XMP.629 compared to vehicle gel. There was no discernable dose response and the vehicle (placebo) response was higher than anticipated. The drug appeared safe and well-tolerated. XOMA is conducting further analysis to determine whether and how to continue clinical development of the product.

Investor Conference Call

XOMA has scheduled an investor conference call to discuss its 2005 results for tomorrow, March 9, 2006, beginning at 4:00 PM EST (1:00 P.M. PST). Investors are invited to listen to the conference call by phone or via XOMA’s website, http://www.xoma.com. The webcast will be archived on the site and available for replay until close of business on April 9, 2006. To obtain phone access to the live audiocast in the U.S. and Canada, dial 1-877-407-9205. International callers should dial 1-201-689-8054. No conference ID is necessary. An audio replay will be available beginning two hours following the conclusion of the webcast through midnight Eastern (9:00 p.m. Pacific) on March 23, 2006. Access numbers for the replay are 1-877-660-6853 (U.S./Canada) or 1-201-612-7415 (International). Two access numbers are required for the replay: account number 286 and conference ID # 194929.

About XOMA

XOMA is a pioneer and leader in the discovery, development and manufacture of therapeutic antibodies, with a therapeutic focus that includes cancer and immune diseases. XOMA has a royalty interest in RAPTIVA® (efalizumab), a monoclonal antibody product marketed to treat moderate-to-severe plaque psoriasis. XOMA’s discovery and development capabilities include antibody phage display, bacterial cell expression, and Human Engineering™ technologies. The company pipeline also includes proprietary and collaborative programs in preclinical and clinical development.

Certain statements contained herein related to the sufficiency of XOMA’s cash resources, the company’s potential for profitability, future revenues and future sales and development of RAPTIVA® , as well as other statements related to the progress and timing of product development, present or future licensing, collaborative or financing arrangements or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

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Among other things, the sufficiency of cash resources could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated or if funds are not available on acceptable terms; the Company’s ability to achieve profitability will depend on the success of the sales efforts for RAPTIVA®, the Company’s ability to effectively anticipate and manage its expenditures and the availability of capital market and other financing; future revenues will be largely determined by the timing and extent of royalties generated by worldwide sales of RAPTIVA® and by the establishment and nature of future manufacturing, outlicensing and collaboration arrangements; the sales efforts for RAPTIVA® may not be successful if Genentech or its partner, Serono SA, fails to meet its commercialization goals, due to the strength of the competition, if physicians do not adopt the product as treatment for their patients or if any important remaining regulatory approvals are not obtained; and future development of RAPTIVA® may not be successful for reasons related to safety or efficacy.

These and other risks, including those related to the results of pre-clinical testing, the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data), changes in the status of the existing collaborative relationships, availability of additional licensing or collaboration opportunities, the ability of collaborators and other partners to meet their obligations, market demand for products, scale up and marketing capabilities, competition, international operations, share price volatility, XOMA’s financing needs and opportunities, uncertainties regarding the status of biotechnology patents, uncertainties as to the cost of protecting intellectual property and risks associated with XOMA’s status as a Bermuda company, are described in more detail in the Company’s most recent annual report on Form 10-K and in other SEC filings.

Condensed Financial Statements Follow

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CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$20,804	$23,808
Short-term investments	22,732	511
Receivables, net	5,186	707
Related party receivables	98	167
Prepaid expenses	975	1,414
Debt issuance costs	493	—

Total current assets	50,288	26,607
Property and equipment, net	19,056	19,306
Related party receivables – long-term	93	188
Debt issuance costs – long-term	2,683	—
Deposits	457	159

Total assets	$72,577	$46,260

LIABILITIES AND SHAREHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$5,648	$1,919
Accrued liabilities	5,717	19,331
Accrued interest	1,652	—
Notes payable	—	116
Capital lease obligations	—	237
Deferred revenue	3,527	2,000

Total current liabilities	16,544	23,603
Deferred revenue – long-term	4,333	6,333
Convertible debt – long-term	60,000	—
Interest bearing obligation – long-term	12,373	40,934

Total liabilities	93,250	70,870

Commitments and contingencies (Note 8)
Shareholders’ equity (net capital deficiency):
Preference shares, $.05 par value, 1,000,000 shares authorized
Series A, 135,000 designated, no shares issued and outstanding at December 31, 2005 and 2004	—	—
Series B, 8,000 designated, 2,959 shares issued and outstanding at December 31, 2005 and 2004; aggregate liquidation preference of $29.6 million	1	1
Common shares, $.0005 par value, 210,000,000 shares authorized, 86,312,712 and 85,587,174 shares outstanding at December 31, 2005 and 2004, respectively	43	43
Additional paid-in capital	655,041	653,537
Accumulated comprehensive income	(66)	280
Accumulated deficit	(675,692)	(678,471)

Total shareholders’ equity (net capital deficiency)	(20,673)	(24,610)

Total liabilities and shareholders’ equity (net capital deficiency)	$72,577	$46,260

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CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,
	2005	2004	2003
Revenues:
License and collaborative fees	$5,061	$3,573	$18,946
Contract and other revenue	7,392	—	5,379
Royalties	6,216	92	87

Total revenues	18,669	3,665	24,412

Operating costs and expenses:
Research and development (including contract related of $5,536, $40, and zero, respectively, for the years ended December 31, 2005, 2004 and 2003)	39,896	49,784	61,063
General and administrative	14,798	15,604	13,436
Collaboration arrangement	—	16,373	7,451

Total operating costs and expenses	54,694	81,761	81,950

Loss from operations	(36,025)	(78,096)	(57,538)

Other income (expense):
Investment and interest income	1,882	499	461
Interest expense	(4,254)	(1,229)	(1,875)
Gain on extinguishment of debt	40,935	—	—
Other income (expense)	244	(116)	299

Net income (loss) before taxes	2,782	(78,942)	(58,653)

Income tax expense	3	—	—

Net income (loss)	$2,779	$(78,942)	$(58,653)

Basic net income (loss) per common share	$0.03	$(0.93)	$(0.78)

Diluted net income (loss) per common share	$0.03	$(0.93)	$(0.78)

Shares used in computing basic and diluted net loss per common share	86,141	84,857	75,070

Shares used in computing basic and diluted net loss per common share	90,063	84,857	75,070